Exhibit 99.1

Uxin Reports Unaudited Financial Results for the Quarter and Full Year Ended December 31, 2025

BEIJING, April 10, 2026 – Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), China’s leading used car retailer, today announced its unaudited financial results for the quarter and full year ended December 31, 2025.

Dear Shareholders,

On behalf of Uxin Limited, I would like to express my sincere gratitude for your continued interest and support. It is my pleasure to share with you our key achievements over the past year, along with our insights into the business and outlook for the future.

China’s vehicle ownership has approached 370 million units, forming a large and growing base that continues to unlock significant potential for vehicle recirculation. In 2025, used car transaction volume in China exceeded 20 million units for the first time, accounting for approximately 5.5% of total vehicle ownership, well below the 10% to 15% level typically seen in more mature markets. As this percentage rises toward that level, annual used car transaction volume could reach 35 million to 50 million units based on current vehicle ownership alone.

Consumer expectations for products, services and overall experience in the used car industry continue to rise. We have observed that consumers are no longer satisfied with availability alone and increasingly value transparency in vehicle condition, fair pricing, professional service, and reliable after-sales support. We believe that in this trillion-RMB market, which remains at an early stage of development, those who can systematically address these pain points will be well positioned to lead the transformation and upgrading of China’s used car industry.

Against this backdrop, Uxin is redefining used car transactions through a modern retail approach. We leverage our advanced self-operated reconditioning factories to ensure vehicle quality and provide one-stop purchasing experience and comprehensive after-sales support through our offline superstores and online marketplace. As a result, buying and selling used cars could become as simple, transparent, and trustworthy as purchasing standardized retail products.

In 2025, despite continued intense price competition in the new car market, which created challenges for the used car industry, our business maintained strong growth momentum. Our full-year retail transaction volume reached 51,110 units, up 135% year over year, marking the second consecutive year of more than 130% growth. Total revenues reached RMB3.24 billion, representing a 79% increase year over year. Meanwhile, as both inventory and sales continued to scale up, our inventory turnover days for vehicles available for sale remained stable at approximately 30 days.

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During the year, we also began large-scale replication and nationwide expansion of our superstore model. Building on our existing superstores in Hefei and Xi’an, we opened three new superstores in Wuhan, Zhengzhou and Jinan, establishing a scalable operating system that can be replicated across regions. Our mature superstores in Xi’an and Hefei continued to ramp up, each achieving over 20% market share in their respective cities. Wuhan, as the first replicated superstore after our model had been validated, delivered stronger sales growth and profitability than our earlier superstores at the same stage. Zhengzhou and Jinan superstores further improved upon Wuhan’s performance.

These achievements are supported by core capabilities that we have built over time and continue to strengthen. First, our pricing capability continues to evolve. We have accumulated the industry’s largest set of real transaction data from our self-operated used car sales, and this data continues to grow, roughly doubling each year. This enables our pricing model to become increasingly precise. Our digital systems respond rapidly to market changes, allowing us to maintain real-time pricing competitiveness on both sourcing and sales. As a result, we are well positioned to navigate industry volatility and systematically improve vehicle-level profitability while sustaining high inventory turnover efficiency.

Second, we have built an innovative integrated factory-warehousing-retail business model. Each of our superstores is supported by a used car reconditioning factory, forming China’s largest, most advanced and most efficient supply system for high-quality used vehicles. We have established scalable advantages over traditional dealers in quality control, reconditioning efficiency and cost optimization. Leveraging the reconditioning capabilities at our self-operated factories, we have expanded the used car service value chain and are able to provide full lifecycle vehicle services, including financing, insurance, extended warranties, accessories, and repair and maintenance services, similar to those offered by new car dealers. Compared with traditional used car dealers that primarily offer financing services, our revenue streams are more diversified, with greater potential for profitability improvement.

Meanwhile, most of our superstores carry inventory of more than 2,000 vehicles and serve as a landmark used car retail destination in its local market. Landmark superstores help build customer trust. Through our in-store service, vehicle display and experience design, customers can enjoy a professional, transparent, and trustworthy retail experience at our superstores. Our Net Promoter Score has reached 67, and customer satisfaction and brand reputation remain at industry-leading levels. We believe that our sales conversion efficiency, together with our ability to generate organic traffic through strong word-of-mouth, provides us with significant advantages over traditional used car dealers.

We clearly see that Uxin is advancing rapidly along a validated and continuously strengthening development path. Looking ahead to 2026, we will continue to increase inventory and sales across our existing five superstores, and we plan to open a number of new superstores during the year, further strengthening our nationwide network.Based on these plans, we expect both our full-year retail transaction volume in 2026 and total revenues to grow by more than 100%.

The modernization of China’s used car industry has only just begun, and Uxin is positioned to benefit from a significant market opportunity. We also recognize that truly sustainable growth is not simply about speed, but is built on the coordinated improvement of scalability, operational efficiency and customer value. We will remain focused on delivering better products and more professional services to our customers, while driving higher standards for solutions across the industry and creating long-term value for our shareholders.

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Kun Dai

Chairman and Chief Executive Officer of Uxin

Highlights for the Quarter Ended December 31, 2025

●	Transaction volume was 21,634 units for the three months ended December 31, 2025, an increase of 36.0% from 15,904 units in the last quarter and an increase of 129.2% from 9,439 units in the same period last year.
●	Retail transaction volume was 19,160 units for the three months ended December 31, 2025, an increase of 36.7% from 14,020 units in the last quarter and an increase of 124.0% from 8,554 units in the same period last year.
●	Total revenues were RMB1,197.9 million (US$171.3 million) for the three months ended December 31, 2025, an increase of 36.2% from RMB879.3 million in the last quarter and an increase of 100.7% from RMB596.8 million in the same period last year.
●	Gross margin was 6.8% for the three months ended December 31, 2025, compared with 7.5% in the last quarter and 7.0% in the same period last year.
●	Loss from operations was RMB58.7 million (US$8.4 million) for the three months ended December 31, 2025, compared with RMB36.5 million in the last quarter and RMB73.4 million in the same period last year.
●	Non-GAAP adjusted EBITDA[1] was a loss of RMB27.2 million (US$3.9 million) for the three months ended December 31, 2025, compared with a loss of RMB5.3 million in the last quarter and a gain of RMB2.0 million in the same period last year.

Highlights for the Full Year Ended December 31, 2025

●	Transaction volume was 57,408 units for the full year ended December 31, 2025, an increase of 119.6% from 26,148 units in the prior year.
●	Retail transaction volume was 51,110 units for the full year ended December 31, 2025, an increase of 134.7% from 21,773 units in the prior year.
●	Total revenues were RMB3,239.7 million (US$463.3 million) for the full year ended December 31, 2025, an increase of 78.6% from RMB1,814.4 million in the prior year.
●	Gross margin was 6.7% for the full year ended December 31, 2025, compared with 6.8% in the prior year.
●	Loss from operations was RMB173.6 million (US$24.8 million) for the full year ended December 31, 2025, compared with RMB284.4 million in the prior year.
●	Non-GAAP adjusted EBITDA was a loss of RMB57.9 million (US$8.3 million) for the full year ended December 31, 2025, compared with RMB80.8 million in the prior year.

1 This is a non-GAAP measure. The Company believes that the non-GAAP measures help investors and users of our financial information understand the effect of adjusting items on our selected reported results and provide alternate measurements of its performance, both in the current period and across periods. See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliations of GAAP And Non-GAAP Results” contained in this press release for a reconciliation and additional information on non-GAAP measures.

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Mr. Feng Lin, Chief Financial Officer of Uxin, stated: “Our financial performance this quarter continued to demonstrate strong momentum. In the fourth quarter, our retail transaction volume reached 19,160 units, representing a 124% year-over-year increase, while total revenue reached RMB1.198 billion, up 101% year over year. For the full year of 2025, retail transaction volume reached 51,110 units, representing a 135% year-over-year increase, and total revenue reached RMB3.24 billion, up 79% year over year. This strong performance reflects high-quality growth driven by the continued replication of our superstore model, sustained inventory turnover efficiency, and ongoing improvements in our operating capabilities. As promotional activities in China’s new-car market intensified in December, and as newly opened superstores typically operate at lower margins in their early stages, our gross margin and non-GAAP adjusted EBITDA were under pressure during the quarter. We view these as normal short-term fluctuations that do not affect our overall growth trajectory. Looking ahead, with inventory and sales continuing to ramp up at our existing superstores and additional superstores coming into operation, we aim to grow both our retail transaction volume and total revenue by more than 100% in 2026.”

Financial Results for the Quarter Ended December 31, 2025

Total revenues were RMB1,197.9 million (US$171.3 million) for the three months ended December 31, 2025, representing an increase of 36.2% from RMB879.3 million in the last quarter and an increase of 100.7% from RMB596.8 million in the same period last year. The increases were mainly due to the increase in retail vehicle sales revenue.

Retail vehicle sales revenue was RMB1,129.0 million (US$161.4 million) for the three months ended December 31, 2025, representing an increase of 37.8% from RMB819.1 million in the last quarter and an increase of 104.1% from RMB553.1 million in the same period last year. For the three months ended December 31, 2025, retail transaction volume was 19,160 units, representing an increase of 36.7% from 14,020 units last quarter and an increase of 124.0% from 8,554 units in the same period last year. The increases in retail vehicle sales revenue were mainly due to the increase in retail transaction volume. By offering quality products and services, the Company believes that its superstores have earned customer trust and established Uxin as the well-recognized brand in the regional markets where these superstores are located, leading to a high in-store customer conversion rate. Our established superstores in Xi’an and Hefei continued to deliver robust growth. Additionally, the rapid growth in sales volume was primarily driven by the Company’s new superstores in Wuhan, Zhengzhou and Jinan, which commenced trial operations in February, September and December 2025, respectively. The Wuhan superstore continued to achieve strong sales growth, and the Zhengzhou superstore recorded rapid growth in both inventory levels and sales volume, while the Jinan superstore is ramping up its initial sales momentum.

Wholesale vehicle sales revenue was RMB38.2 million (US$5.5 million) for the three months ended December 31, 2025, compared with RMB33.2 million in the last quarter and RMB25.5 million in the same period last year. For the three months ended December 31, 2025, wholesale transaction volume was 2,474 units, representing an increase of 31.3% from 1,884 units last quarter and an increase of 179.5% from 885 units in the same period last year. Wholesale vehicle sales represent vehicles purchased by the Company from individuals that do not meet the Company’s retail standards and are subsequently sold through online and offline channels.

Other revenue was RMB30.7 million (US$4.4 million) for the three months ended December 31, 2025, compared with RMB27.0 million in the last quarter and RMB18.2 million in the same period last year.

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Cost of revenues was RMB1,117.0 million (US$159.7 million) for the three months ended December 31, 2025, compared with RMB813.3 million in the last quarter and RMB554.9 million in the same period last year.

Gross margin was 6.8% for the three months ended December 31, 2025, compared with 7.5% in the last quarter and 7.0% in the same period last year. The Company’s gross margin remained stable year-over-year. The quarter-over-quarter slight decrease was primarily due to two reasons: firstly, market volatility and elevated year-end promotions in the new car market for inventory clearance pressured used vehicle margins; secondly, our new superstores were still in the initial operating stage. The Zhengzhou superstore commenced trial operations on September 27, 2025 and is still in a gross profit ramp-up phase, while the Jinan superstore just opened on December 17, 2025.

Total operating expenses were RMB148.4 million (US$21.2 million) for the three months ended December 31, 2025. Total operating expenses excluding the impact of share-based compensation were RMB137.7 million.

●	Sales and marketing expenses were RMB122.3 million (US$17.5 million) for the three months ended December 31, 2025, representing an increase of 34.1% from RMB91.2 million in the last quarter and an increase of 98.0% from RMB61.8 million in the same period last year. The increase was mainly due to the increased employee compensation for the sales teams as a result of the increase in headcount.

●	General and administrative expenses were RMB22.8 million (US$3.3 million) for the three months ended December 31, 2025, representing a decrease of 21.9% from RMB29.1 million in the last quarter and a decrease of 67.2% from RMB69.3 million in the same period last year. The quarter-over-quarter decrease was mainly due to the decline in professional fees in relation to certain transactions in the fourth quarter of 2025. The year-over-year decrease was mainly due to the impact of share-based compensation expenses.

●	Research and development expenses were RMB3.3 million (US$0.5 million) for the three months ended December 31, 2025, representing an increase of 7.9% from RMB3.1 million in the last quarter and representing an increase of 39.2% from RMB2.4 million in the same period last year. The year-over-year increase was mainly due to the impact of share-based compensation expenses.

Other operating income, net was RMB8.8 million (US$1.3 million) for the three months ended December 31, 2025, compared with RMB21.0 million for the last quarter and RMB18.1 million in the same period last year. The decrease was mainly due to the decrease of gains from derecognition of certain long-aged liabilities.

Loss from operations was RMB58.7 million (US$8.4 million) for the three months ended December 31, 2025, compared with RMB36.5 million in the last quarter and RMB73.4 million in the same period last year.

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Interest expenses were RMB24.7 million (US$3.5 million) for the three months ended December 31, 2025, compared with RMB24.1 million in the last quarter and RMB22.1 million in the same period last year.

Net loss from operations was net loss of RMB82.8 million (US$11.8 million) for the three months ended December 31, 2025, compared with net loss of RMB60.7 million in the last quarter and net loss of RMB90.3 million in the same period last year.

Non-GAAP adjusted EBITDA was a loss of RMB27.2 million (US$3.9 million) for the three months ended December 31, 2025, compared with a loss of RMB5.3 million in the last quarter and a gain of RMB2.0 million in the same period last year.

Financial Results for the Full Year Ended December 31, 2025

Total revenues were RMB3,239.7 million (US$463.3 million) for the full year ended December 31, 2025, an increase of 78.6% from RMB1,814.4 million in the prior year. The increase was mainly due to the increase in retail vehicle sales revenue.

Retail vehicle sales revenue was RMB3,021.2 million (US$432.0 million) for the full year ended December 31, 2025, representing an increase of 89.8% from RMB1,591.9 million in the prior year. For the full year ended December 31, 2025, retail transaction volume was 51,110 units, an increase of 134.7% from 21,773 units in the prior year. The increase in retail vehicle sales revenue was mainly due to the increase in retail transaction volume. By offering quality products and services, the Company believes that its superstores have earned customer trust and established Uxin as the well-recognized brand in the regional markets where these superstores are located, leading to a high in-store customer conversion rate. Additionally, the Company’s new superstores in Wuhan, Zhengzhou and Jinan, which commenced trial operations in February, September and December 2025, respectively, are also important growth drivers.

Wholesale vehicle sales revenue was RMB123.9 million (US$17.7 million) for the full year ended December 31, 2025, compared with RMB167.0 million in the prior year. For the full year ended December 31, 2025, wholesale transaction volume was 6,298 units, representing an increase of 44.0% from 4,375 units in the prior year. Wholesale vehicle sales represent vehicles purchased by the Company from individuals that do not meet the Company’s retail standards and are subsequently sold through online and offline channels.

Other revenue was RMB94.6 million (US$13.6 million) for the full year ended December 31, 2025, compared with RMB55.5 million in the prior year.

Cost of revenues was RMB3,023.3 million (US$432.3 million) for the full year ended December 31, 2025, compared with RMB1,690.9 million in the prior year.

Gross margin was 6.7% for the full year ended December 31, 2025, remaining stable compared with 6.8% in the prior year.

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Total operating expenses were RMB451.0 million (US$64.5 million) for the full year ended December 31, 2025. Total operating expenses excluding the impact of share-based compensation were RMB406.5 million.

●	Sales and marketing expenses were RMB349.4 million (US$50.0 million) for the full year ended December 31, 2025, representing an increase of 53.2% from RMB228.0 million in the prior year. The increases were mainly due to the increased employee compensation for the sales teams as a result of the increase in headcount.

●	General and administrative expenses were RMB89.7 million (US$12.8 million) for the full year ended December 31, 2025, representing a decrease of 54.9% from RMB198.9 million in the prior year. The decrease was mainly due to a decrease in share-based compensation for personnel performing general and administrative functions.

●	Research and development expenses were RMB12.4 million (US$1.8 million) for the full year ended December 31, 2025, representing a decrease of 12.4% from RMB14.2 million in the prior year. The decrease was mainly due to a decrease of the salaries and benefits expenses of employees engaged in research and development as a result of the decrease in headcount.

Other operating income, net was RMB61.1 million (US$8.7 million) for the full year ended December 31, 2025, compared with RMB32.6 million in the prior year. The increase was mainly due to gains from derecognition of certain long-aged liabilities.

Loss from operations was RMB173.6 million (US$24.8 million) for the full year ended December 31, 2025, compared with RMB284.4 million in the prior year.

Interest expenses were RMB94.5 million (US$13.5 million) for the full year ended December 31, 2025, representing an increase of 1.5% from RMB93.0 million in the prior year.

Net loss from operations was RMB262.5 million (US$37.5 million) for the full year ended December 31, 2025, compared with a net loss of RMB342.1 million in the prior year.

Non-GAAP adjusted EBITDA was a loss of RMB57.9 million (US$8.3 million) for the full year ended December 31, 2025, compared with a loss of RMB80.8 million in the prior year.

Liquidity

The Company has incurred net losses since inception. For the year ended December 31, 2025, the Company incurred net loss of RMB262.5 million and operating cash outflow of RMB504.4 million. As of December 31, 2025, the Company had accumulated deficit in the amount of RMB19.9 billion, its current liabilities exceeded current assets by approximately RMB233.0 million, the Company’s cash balance was RMB83.0 million. Based on the Company’s liquidity assessment, which considers the plans to address these adverse conditions and events, including raising funds from planned equity and loan financings, growing vehicle sales volume and revenue by increasing the scale of vehicle purchase while maintaining vehicle inventory and working capital turnover by managing reasonable vehicle sale prices, improving gross profit margin by promoting value-added services offered to customers, and also adjusting its operation scale if and when necessary, the Company believes that its current cash and cash equivalents and the cash flows from operating and financing activities are sufficient for the Company to meet its anticipated working capital requirements, other capital commitments and the Company will be able to meet its payment obligations when liabilities fall due within the next twelve months from the date of this release.

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Update on Equity Financing Transactions

The Company has made progress on its previously disclosed equity financing transactions. Specifically, with respect to the subscription by Abundant Grace Investment Limited (“Grace”), as disclosed in the Company’s announcement dated December 18, 2025, the Company has completed the issuance of all Class A ordinary shares contemplated thereunder and has received US$7.0 million in subscription proceeds. The Company currently expects to receive the remaining US$3.0 million consideration in the next few months.

Additionally, with respect to the share subscription agreements with Abundant Glory Investment L.P. (“Glory”), an affiliate of NIO Capital and Prestige Shine Group Limited, as disclosed in the Company’s announcement issued on December 26, 2025, which provide for an aggregate consideration of US$50.0 million, the Company has partially completed the transaction. Pursuant to the share subscription agreement, Glory has designated Gold Wings Holdings Limited as the subscriber for a portion of its investment, and the Company has issued 1,049,317,943 Class A ordinary shares to Gold Wings Holdings Limited for an aggregate consideration of US$10.0 million, which has been fully received. The closing of the remaining portion of the transaction is subject to customary closing conditions.

Recent Development

Strategic Partnership with State-Owned Enterprises in Jiangyin

The Company has established a strategic partnership with Jiangyin Huigang Qihang Investment Partnership (“Huigang Qihang”) and Jiangyin Chan Fa Ke Chuang Investment Partnership (Limited Partnership) (“Chan Fa Ke Chuang”) to establish Uxin (Jiangyin) Intelligent Remanufacturing Co., Ltd. (the “Uxin Jiangyin”). Pursuant to the equity investment agreement, Uxin (Anhui) Industrial Investment Co., Ltd., a wholly owned subsidiary of the Company, will contribute RMB68.0 million, Huigang Qihang will contribute RMB16.0 million, and Chan Fa Ke Chuang will contribute RMB16.0 million, representing approximately 68%, 16%, and 16% of Uxin Jiangyin’s total registered capital, respectively.

Uxin Tianjin Used Car Superstore

On March 31, 2026, Uxin announced the official opening of its used car superstore in the city of Tianjin. The Tianjin superstore marks Uxin’s sixth superstore and integrates an in-house reconditioning facility with a showroom that can accommodate more than 3,000 vehicles for display and sale, supporting a highly standardized and efficient retail experience.

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Business Outlook

For the three months ending March 31, 2026, the Company expects its retail transaction volume to range between 16,200 units and 16,500 units. The Company estimates that its total revenues including retail vehicle sales revenue, wholesale vehicle sales revenue and other revenue to range between RMB1,050 million and RMB1,070 million. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call

Uxin’s management team will host a conference call on Friday, April 10, 2026, at 8:00 A.M. U.S. Eastern Time (8:00 P.M. Beijing/Hong Kong time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including an event passcode, a unique access PIN, dial-in numbers, and an e-mail with detailed instructions to join the conference call.

Conference Call Preregistration：https://dpregister.com/sreg/10208025/103bb8e12f9

A telephone replay of the call will be available after the conclusion of the conference call until April 17, 2026. The dial-in details for the replay are as follows:

U.S.:	+1 855 669 9658
International:	+1 412 317 0088
Replay PIN:	9596914

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline superstores with inventory capacities ranging from 2,000 to 8,000 vehicles. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of China’s used car industry.

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Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including Adjusted EBITDA and adjusted net loss from operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Adjusted EBITDA as EBITDA excluding share-based compensation, foreign exchange (losses)/gain, other income/(expenses), structure realignment cost which was mainly severance cost and equity in income of affiliates. The Company defines adjusted net loss attributable to ordinary shareholders per share – basic and diluted as net loss attributable to ordinary shareholders per share excluding impact of share-based compensation, deemed dividend to preferred shareholders due to triggering of a down round feature and accretion on redeemable non-controlling interests. The Company presents the non-GAAP financial measures because they are used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of its operating performance as this measure excludes certain finance or non-cash items that the Company does not believe directly reflect its core operations. The Company believe that excluding these items enables us to evaluate our performance period-over-period more effectively and relative to our competitors.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using Adjusted EBITDA is that it does not reflect all items of income and expenses that affect the Company’s operations. Share-based compensation, other income/(expenses) and foreign exchange (losses)/gain have been and may continue to be incurred in the business. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.9931 to US$1.00, representing the index rate as of December 31, 2025 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its products and services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry and other related industries; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.co

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Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended December 31,			For the twelve months ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Retail vehicle sales	553,127	1,128,978	161,442	1,591,913	3,021,239	432,031
Wholesale vehicle sales	25,506	38,212	5,464	166,951	123,866	17,713
Others	18,169	30,706	4,391	55,493	94,588	13,526
Total revenues	596,802	1,197,896	171,297	1,814,357	3,239,693	463,270

Cost of revenues	(554,856)	(1,117,019)	(159,732)	(1,690,924)	(3,023,298)	(432,326)
Gross profit	41,946	80,877	11,565	123,433	216,395	30,944

Operating expenses
Sales and marketing	(61,779)	(122,298)	(17,488)	(228,006)	(349,411)	(49,965)
General and administrative	(69,341)	(22,769)	(3,256)	(198,871)	(89,691)	(12,826)
Research and development	(2,395)	(3,333)	(477)	(14,163)	(12,409)	(1,774)
Reversal of credit losses, net	123	10	1	644	463	66
Total operating expenses	(133,392)	(148,390)	(21,220)	(440,396)	(451,048)	(64,499)

Other operating income, net	18,070	8,806	1,259	32,612	61,085	8,735

Loss from operations	(73,376)	(58,707)	(8,396)	(284,351)	(173,568)	(24,820)

Interest income	11	10	1	45	66	9
Interest expenses	(22,108)	(24,743)	(3,538)	(93,031)	(94,466)	(13,508)
Other income	7,695	2,477	354	10,448	10,442	1,493
Other expenses	(1,386)	(1,465)	(209)	(7,603)	(5,297)	(757)
Net gain from extinguishment of debt	-	-	-	35,222	-	-
Foreign exchange (losses)/gains	(1,169)	(357)	(51)	790	394	56
Loss before income tax expense	(90,333)	(82,785)	(11,839)	(338,480)	(262,429)	(37,527)
Income tax expense	(1)	-	-	(51)	(39)	(6)
Equity in loss of affiliates, net of tax	-	-	-	(3,522)	-	-
Net loss, net of tax	(90,334)	(82,785)	(11,839)	(342,053)	(262,468)	(37,533)
Add: net profit attribute to redeemable non-controlling interests and non-controlling interests shareholders	(1,669)	(4,718)	(675)	(6,607)	(15,072)	(2,155)
Net loss attributable to UXIN LIMITED	(92,003)	(87,503)	(12,514)	(348,660)	(277,540)	(39,688)
Deemed dividend to preferred shareholders due to triggering of a down round feature	-	-	-	(1,781,454)	-	-
Net loss attributable to ordinary shareholders	(92,003)	(87,503)	(12,514)	(2,130,114)	(277,540)	(39,688)

Net loss	(90,334)	(82,785)	(11,839)	(342,053)	(262,468)	(37,533)
Foreign currency translation, net of tax nil	10,609	362	52	2,696	6,912	988
Total comprehensive loss	(79,725)	(82,423)	(11,787)	(339,357)	(255,556)	(36,545)
Add: net profit attribute to redeemable non-controlling interests and non-controlling interests shareholders	(1,669)	(4,718)	(675)	(6,607)	(15,072)	(2,155)
Total comprehensive loss attributable to UXIN LIMITED	(81,394)	(87,141)	(12,462)	(345,964)	(270,628)	(38,700)

Net loss attributable to ordinary shareholders	(92,003)	(87,503)	(12,514)	(2,130,114)	(277,540)	(39,688)
Weighted average shares outstanding - basic	57,399,022,224	65,356,882,873	65,356,882,873	43,746,361,436	62,756,316,162	62,756,316,162
Weighted average shares outstanding -diluted	57,399,022,224	65,356,882,873	65,356,882,873	43,746,361,436	62,756,316,162	62,756,316,162

Net loss per share for ordinary shareholders, basic	(0.00)	(0.00)	(0.00)	(0.05)	(0.00)	(0.00)
Net loss per share for ordinary shareholders, diluted	(0.00)	(0.00)	(0.00)	(0.05)	(0.00)	(0.00)

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	25,112	83,006	11,870
Restricted cash	767	71	10
Accounts receivable, net	4,150	4,613	660
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB7,710 and nil as of December 31, 2024 and 2025, respectively	-	-	-
Other receivables, net of provision for credit losses of RMB21,113 and RMB14,105 as of December 31, 2024 and 2025, respectively	14,998	23,186	3,316
Inventory, net	207,390	545,554	78,013
Prepaid expenses and other current assets	86,977	87,466	12,506
Total current assets	339,394	743,896	106,375

Non-current assets
Property, equipment and software, net	71,420	85,447	12,219
Finance lease right-of-use assets, net	1,346,728	1,319,087	188,627
Operating lease right-of-use assets, net	194,388	270,325	38,656
Total non-current assets	1,612,536	1,674,859	239,502

Total assets	1,951,930	2,418,755	345,877

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	81,584	65,009	9,296
Other payables and other current liabilities	306,391	291,338	41,661
Current portion of operating lease liabilities	14,563	35,842	5,125
Current portion of finance lease liabilities	183,852	187,541	26,818
Short-term borrowings from third parties	174,616	397,161	56,793
Short-term borrowings from related party	1,000	-	-
Total current liabilities	762,006	976,891	139,693

Non-current liabilities
Long-term borrowings from related party	53,913	-	-
Long-term borrowings from third parties	-	10,000	1,430
Consideration payable to WeBank	27,237	-	-
Finance lease liabilities	1,141,118	1,081,322	154,627
Operating lease liabilities	180,920	245,373	35,088
Total non-current liabilities	1,403,188	1,336,695	191,145

Total liabilities	2,165,194	2,313,586	330,838

Mezzanine equity
Redeemable non-controlling interests (i)	154,977	336,057	48,056
Total Mezzanine equity	154,977	336,057	48,056

Shareholders’ deficit
Ordinary shares (ii)	39,816	45,922	6,567
Additional paid-in capital (ii)	19,007,948	19,370,282	2,769,913
Subscription receivable from shareholders (ii)	(60,467)	(21,165)	(3,027)
Accumulated other comprehensive income	227,718	234,630	33,552
Accumulated deficit	(19,583,017)	(19,860,557)	(2,840,022)
Total Uxin’s shareholders’ deficit	(368,002)	(230,888)	(33,017)
Non-controlling interests	(239)	-	-
Total shareholders’ deficit	(368,241)	(230,888)	(33,017)

Total liabilities, mezzanine equity and shareholders’ deficit	1,951,930	2,418,755	345,877

(i) On October 16, 2024, the Company, through Uxin Anhui, entered into an agreement with Wuhan Junshan Urban Asset Operation Co.,Ltd. (“Wuhan Junshan”), a company indirectly controlled by Wuhan City Economic & Technological Development Zone, to establish a subsidiary, Wuhan Youxin Intelligent Remanufacturing Co., Ltd. (“Uxin Wuhan”). Uxin Anhui will contribute RMB66.7 million and Wuhan Junshan will contribute RMB33.3 million, representing approximately 66.7% and 33.3% of Uxin Wuhan’s total registered capital, respectively. As of December 31, 2025, the Company and Wuhan Junshan each made contributions of RMB26.0 million to Uxin Wuhan, respectively, and the investment from Wuhan Junshan was recognized as redeemable non-controlling interests.

On July 8, 2024, the Company, through Uxin Anhui, entered into a strategic partnership with Zhengzhou Airport Automobile Industry Co., Ltd. (“Zhengzhou Airport Industry”) to establish Youxin (Zhengzhou) Automobile Intelligent Remanufacturing Co., Ltd. (“Uxin Zhengzhou”). Pursuant to the equity investment agreement, Uxin Anhui will contribute RMB120.0 million and Zhengzhou Airport Industry will contribute RMB50.0 million, representing approximately 70.59% and 29.41% of Uxin Zhengzhou’s total registered capital, respectively. As of December 31, 2025, the Company and Zhengzhou Airport Industry made contributions of RMB30.0 million and RMB12.5 million to Uxin Zhengzhou, respectively, and the investment from Zhengzhou Airport Industry was recognized as redeemable non-controlling interests.

On September 20, 2023, the Company entered into an equity investment agreement with Hefei Construction Investment. Pursuant to the agreement, Hefei Construction Investment will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-year period. As of December 31, 2025, the first-year and second-year rentals of approximately RMB147.1 million and RMB127.7 million was converted into the investment of approximately 12.02% and 8.40% equity interests in Uxin Hefei by Hefei Construction Investment, respectively. The investment was recognized as redeemable non-controlling interests.

(ii) On December 18, 2025, the Company entered into a definitive agreement with Abundant Grace Investment Limited, an entity affiliated with Mr. Bin Li, a director of the Company. Pursuant to the definitive agreement, Abundant Grace Investment Limited agreed to purchase 1.2 billion of our Class A Ordinary Shares at a price of US$0.00833 per Class A Ordinary Share (equivalent to US$2.5 per ADS) for an aggregate consideration of US$10 million, which is expected to be paid in multiple installments. As of December 31, 2025, Abundant Grace Investment Limited has fulfilled its payment obligations in an aggregate amount of US$7.0 million of the total US$10.0 million purchase price. The Company has completed the full issuance and delivery of all the aforesaid subscribed Class A Ordinary Shares, and is entitled to a remaining subscription receivable of US$3.0 million due from Abundant Grace Investment Limited. The remaining US$3.0 million was recorded in “Subscription receivable from shareholders’’ as of December 31, 2025.

On December 26, 2025, the Company entered into definitive share subscription agreements with Abundant Glory Investment L.P.(affiliates of NIO Capital) and Prestige Shine Group Limited. Pursuant to the definitive agreements, Abundant Glory Investment L.P. and Prestige Shine Group Limited agreed to purchase 5,246,589,717 Class A ordinary shares of the Company with par value of US$0.0001 per share at a price of US$0.00953 per Class A ordinary share for a total consideration of US$50 million. In substance, the Company issued two forward contracts to Abundant Glory Investment L.P. and Prestige Shine Group Limited, as Abundant Glory Investment L.P. and Prestige Shine Group Limited are obligated to purchase the shares, and the Company is required to issue them upon the satisfaction of the closing conditions at the pre-agreed price and amount which shall be a deemed dividend to the forward contract holder recorded in the additional paid-in capital. In addition, given that these forward contracts are considered indexed to the Company’s own stock and meet the requirement for equity classification, these forward contracts were also classified under the Company’s equity and was initially measured at fair value amounting to US$4.5 million (equivalent to approximately RMB31.3 million) with no subsequent remeasurement.

As of the date of this release, affiliates of NIO Capital have designated Gold Wings Holdings Limited as the subscriber for a portion of its investment. The Company received US$10.0 million from Gold Wings Holdings Limited and issued 1,049,317,943 Class A ordinary shares to Gold Wings Holdings Limited. The closing of the remaining portion of the transaction is subject to customary closing conditions.

In June 2022, the Company entered into a definitive agreement with affiliates of an existing shareholder, NIO Capital. Pursuant to the definitive agreement, NIO Capital had agreed with the Company for the subscription of 714,285,714 senior convertible preferred shares for an aggregate amount of US$100.0 million, which was to be paid in multiple instalments. The first payment for the par value of these preferred shares of US$71.4 thousand was made by NIO Capital in July 2022. In October 2022 and March 2023, a total of US$9.9 million and US$8.4 million was paid by NIO Capital. The remaining US$81.6 million was recorded in “Subscription receivable from shareholders” and reflected as a deduction from mezzanine equity as of March 31, 2023. On April 4, 2023, NIO Capital, NBNW Investment Limited (“NBNW”, an affiliate of NIO Capital) and the long-term debt holders of the Company, namely WP, TPG, and Magic Carpet, entered into assignment agreements to assign all the rights under the then outstanding long-term debt of US$61.6 million to NBNW and then further assign to NIO Capital. Concurrently, the Company entered into a supplemental agreement with NIO Capital, and agreed to offset its subscription receivable by US$61.6 million with its obligation under long-term debt due to NIO Capital after the assignment. This supplemental agreement resulted in a remaining US$20 million amount due to the Company from NIO Capital relating to the aforementioned senior convertible shares subscription agreement. In April and October 2023, subscription receivable of US$1.6 million and US$2 million was received. On March 27, 2024, as agreed by all the preferred shareholders, all of the Company’s 2,810,961,908 outstanding senior convertible preferred shares were converted into 54,960,889,255 Class A ordinary shares. Accordingly, subscription receivable of US$16.4 million due from NIO Capital reflected as a deduction from mezzanine equity was presented as subscriptions receivable, a contra-equity balance on the Consolidated Balance Sheets as of March 31, 2024. The subscription receivables amounting to US$16.4 million were subsequently received in May, June and July 2024 and September 2025.

* Share-based compensation charges included are as follows:

	For the three months ended December 31,			For the twelve months ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing	-	1,642	235	136	5,312	760
General and administrative	58,887	8,429	1,205	125,051	36,780	5,259
Research and development	-	622	89	128	2,491	356

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP Results

(In thousands except for number of shares and per share data)

	For the three months ended December 31,			For the twelve months ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss, net of tax	(90,334)	(82,785)	(11,839)	(342,053)	(262,468)	(37,533)

Add: Income tax expense	1	-	-	51	39	6
Interest income	(11)	(10)	(1)	(45)	(66)	(9)
Interest expenses	22,108	24,743	3,538	93,031	94,466	13,508
Depreciation	16,489	20,803	2,975	64,305	71,114	10,169
EBITDA	(51,747)	(37,249)	(5,327)	(184,711)	(96,915)	(13,859)

Add: Share-based compensation expenses	58,887	10,693	1,529	125,315	44,583	6,375
-Sales and marketing	-	1,642	235	136	5,312	760
-General and administrative	58,887	8,429	1,205	125,051	36,780	5,259
-Research and development	-	622	89	128	2,491	356
Other income	(7,695)	(2,477)	(354)	(10,448)	(10,442)	(1,493)
Other expenses	1,386	1,465	209	7,603	5,297	757
Foreign exchange losses/(gains)	1,169	357	51	(790)	(394)	(56)
Structure realignment cost	-	-	-	13,948	-	-
Equity in loss of affiliates, net of tax	-	-	-	3,522	-	-
Net gain from extinguishment of debt	-	-	-	(35,222)	-	-

Non-GAAP adjusted EBITDA	2,000	(27,211)	(3,892)	(80,783)	(57,871)	(8,276)

	For the three months ended December 31,			For the twelve months ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(92,003)	(87,503)	(12,514)	(2,130,114)	(277,540)	(39,688)
Add: Share-based compensation expenses	58,887	10,693	1,529	125,315	44,583	6,375
-Sales and marketing	-	1,642	235	136	5,312	760
-General and administrative	58,887	8,429	1,205	125,051	36,780	5,259
-Research and development	-	622	89	128	2,491	356
Add: accretion on redeemable non-controlling interests	1,668	3,519	503	6,636	14,833	2,121
Deemed dividend to preferred shareholders due to triggering of a down round feature	-	-	-	1,781,454	-	-

Non-GAAP adjusted net loss attributable to ordinary shareholders	(31,448)	(73,291)	(10,482)	(216,709)	(218,124)	(31,192)

Net loss per share for ordinary shareholders - basic	(0.00)	(0.00)	(0.00)	(0.05)	(0.00)	(0.00)
Net loss per share for ordinary shareholders - diluted	(0.00)	(0.00)	(0.00)	(0.05)	(0.00)	(0.00)
Non-GAAP adjusted net loss to ordinary shareholders per share - basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Weighted average shares outstanding - basic	57,399,022,224	65,356,882,873	65,356,882,873	43,746,361,436	62,756,316,162	62,756,316,162
Weighted average shares outstanding - diluted	57,399,022,224	65,356,882,873	65,356,882,873	43,746,361,436	62,756,316,162	62,756,316,162

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB6.9931 as of December 31, 2025 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.